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                                                                      EXHIBIT 12

                           SONAT INC. AND SUBSIDIARIES

                        COMPUTATION OF RATIOS OF EARNINGS
                   FROM CONTINUING OPERATIONS TO FIXED CHARGES
                              TOTAL ENTERPRISE (a)

                                                                           Years Ended December 31,
                                                    -------------------------------------------------------------------------

                                                    1998               1997            1996            1995            1994
                                                    ----               ----            ----            ----            ----
                                                                                 (In Thousands)
Earnings from Continuing Operations:
    Income before income taxes                   $(838,232)         $ 322,472       $ 379,004       $ 399,280       $ 176,901
    Fixed charges (see computation below)          195,215            168,981         162,291         174,634         133,902
    Less allowance for interest capitalized         (5,123)            (7,448)         (7,642)         (8,072)         (7,736)
                                                 ---------          ---------       ---------       ---------       ---------
Total Earnings Available for Fixed Charges       $(648,140)         $ 484,005       $ 533,653       $ 565,842       $ 303,067
                                                 =========          =========       =========       =========       =========

Fixed Charges:
    Interest expense before deducting
       interest capitalized                      $ 187,102          $ 160,829       $ 154,769       $ 167,068       $ 126,193
    Rentals(b)                                       8,113              8,152           7,522           7,566           7,709
                                                 ---------          ---------       ---------       ---------       ---------

                                                 $ 195,215          $ 168,981       $ 162,291       $ 174,634       $ 133,902
                                                 =========          =========       =========       =========       =========

Ratio of Earnings to Fixed Charges                    (3.3)(c)            2.9             3.3             3.2             2.3
                                                 =========          =========       =========       =========       =========





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(a) Amounts include the Company's portion of the captions as they relate to persons accounted for by the equity method.

(b) These amounts represent 1/3 of rentals which approximate the interest factor applicable to such rentals of the Company and its subsidiaries and unconsolidated affiliates.

(c) Earnings from continuing operations for the year ended December 31, 1998 reflect ceiling test charges for the impairment of certain oil and gas properties and restructuring expenses primarily associated with a reduction in work force. Earnings before income taxes were reduced $1,050.2 million as a result of the ceiling test charges and restructuring charge. Because of these charges, earnings were inadequate to cover fixed charges of $195.2 million for the year ended December 31, 1998. The coverage deficiency was $843.4 million for the year.